Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798            ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM N-8
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION
8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

ANNIE LEE CLOIRD ( Annie Cloird ) WHFIT
Twenty-nine twenty-two Tatum st. Little Rock, Arkansas, Republic [72204] 501-813-7519

Annie Lee Cloird
2922 Tatum Street
Little Rock, Arkansas, Republic near [72204]
Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of l940 concurrently with the filing of
Form N-8A: YES [X] "NO [ ]

During the preparation of the form N-8A, notification of registration c/o ANNIE LEE CLOIRD
(ANNIE CLOIRD) WHFIT. The trustee was unable to determine full classification as a WHFIT/NMWHFIT, with accuracy. The trustee will file an amendment to this notification of registration stating its correct classification after review and evaluation of the trust assets.

1 of 33


Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


In the matter of public interest, the attached
Declaration of trust are private and should be treated with confidentiality.
This Notification of Registration Statement is filed pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A. Both requirements of section 8(a), and 8(b) of the Investment Company Act of 1940 are satisfied with the filing of form N-8A.

Jurat

Pursuant to the requirements of the Investment Company Act of 1940 the Annie-Lee: Cloird (sponsor, Trustee, or custodian) Authorized Representative of the registrant has caused this notification of registration to be duly signed on behalf of the registrant city of Mobile and state of Arkansas on the 28th day of June 2022.


Signature: ANNIE LEE CLOIRD WHFIT
            (Name of Registrant)
    BY         Annie L Cloird
(Name of Sponsor, trustee or Custodian)

   BY    Authorized Representative
(Name of Officer of Sponsor, trustee, or Custodian)

[SEAL]


Notary Public - Arkansas
Pulaski County
Commission # 12707869 "of
MyComm. Expires 05/24/2022

Attest: Richelle S. Jones,
(    Name    )
Notary Public
(    Title   )

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


FORM N-8A ATTACHMENT

Cloird, Annie-Lee, Authorized Representative 2922 Tatum Street
Little Rock, Arkansas Republic near [72204]

Date: 07/28/2022

To: Agents and Representatives, successors and assigns, of the UNITED STATES and all subdivisions of same; FEDERAL RESERVE Officers and Boards of Directors and subdivisions; All local. State, Federal, and/or international or multinational governments, corporations, agencies, the International Monetary Fund, the Queen of England and all subordinates; the Vatican, and all subordinates, successors and assigns, and not limited to:

AFFIDAVIT OF PUBLIC NOTICES

Part 1
Acceptance of Oath by United States President
Beneficiary Rights/Rights to Accept for Value Declaration, inclusive of: Notice of Non-Adverse Party
Notice of WHFIT/NMWHFIT
U.S. Citizens as Surety
Birth Certificate
Special Notices to the Federal Reserve-Instrument for and by the US
Endorsement Language for Instruments Acceptance for value Synopsis Endorsement Language for Instruments and Checks
Original Certified Copy of Original Document
International Bills of Exchange
Part II
Notice of Understanding, Intent and Claims of Right
Duty To Speak
Jurat

Reg Mail # RE 039 359 899 US
Original Certified Copy of Original Document
Janet L Yellen d/b/a SECRETARY DEPARTMENT OF THE TREASURY
WASHINGTON, DC 20220

Reg Mail #RE 039 359 908 US
Original Certified Copy of Original Document
IRS Technical Support Division
c/o IRS Technical Support Division INTERNAL REVENUE SERVICE
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Reg Mail# RE 039 359 911 US
Original Certified Copy of Original Document
Isabel Guzman d/b/a TREASURY
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798            ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Reg Mail # RE 039 359 925 US
Original Certified Copy of Original Document
Antony Blinken, Secretary U.S. Secretary of State
Harry S. Truman Building 2201 C Street, NW
Washington, D.C. 20521

Reg Mail # RE 039 359 939 US
Original Certified Copy of Original Document
Merrick B. Garland, Acting Attorney General
U.S. Attorney General U.S. Department of Justice
950 Pennsylvania Avenue, NW
Washington, D.C. 20530

Reg Mail# RE 039 359 942 US
Original Certified Copy of Original Document
David Kautter, Acting Commissioner Internal Revenue Service
U.S. Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C.20220

Reg Mail # RE 039 359 956 US
Original Certified Copy of Original Document
Charles P Rettig, Acting Deputy Director
U.S. Marshall Service
1215 S. Dark St.
Arlington, VA. 22202

Reg Mail # RE 039 359 960 US
Original Certified Copy of Original Document
Department of the Treasury
Internal Revenue Service Center
Ogden, UT 84201-0002

Reg Mail# RE 039 359 973 US
Original Certified Copy of Original Document
Asa Hutchinson, Governor Arkansas State Governor
500 Woodland Ave, Room 250 Little Rock, AR 72201

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Definitions

The definitions of words, phrases and sentences used in the following are those of the common man. Words and their meanings are defined as those meanings as accepted in the casual course of human interaction in a civilized community similarly educated and experienced as to their use. Terms of Art and Words of Art, as they are known in corporate Legal writings, are foreign to this document unless used descriptively herein and may not be interjected or construed by any agent or authority without signed contractual permission of Declarant/Affiant.

NOMENCLATURE
Notice to all interested parties, recipients, Principals and Agents. Within the context of this Notice and Claim, and future issues of instruments/claims contemplated and described herein, the names, titles and designations listed below are synonymous in use and intent and noted as reference to the Declarant/ Affiant.

Annie Lee Cloird, Annie L. Cloird, Annie Cloird. hers/her/herself, woman. All Titles of designation referring to the sovereign Declarant/Affiant contained within the following document and Notice, i.e. Executor, Declarant, Affiant, Grantor, Beneficiary, and Trustee are synonymous in use or intent. All Titles of designation contained herein, used as or in reference to corporate government entities. Agents or Officers, successors or subdivisions, included but not limited to. United States, United States, Inc., United States Government, United States of America, STATE, CALIFORNIA, UNITED STATES, UNITED STATES OF AMERICA, UNITED STATES INC., U.S. Government and U.S. are synonymous in use and intent relative to, and within, the specific context used/referenced.

AFFIDAVIT of PUBLIC NOTICE

Notice to Agent is Notice to Principle. Notice to Principle is Notice to Agent.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879

I, Annie Lee Cloird, Trust Interest older, Beneficiary, non-adverse party and sovereign created by The Most High, Creator, over 18 years of age, hereinafter "Affiant" and/or "Declarant/Affiant". do solemnly swear, declare and state under penalty of perjury the following;

1.Affiant is of the age of majority, of sound mind and competent to testify. 2.Affiant is domiciled in the nation of Arkansas, a member republic of the Union Established by the articles of confederation and later expressed by the Declaration of Independence and the Constitution for the united States of America.
3. All the facts stated herein are true, correct, and complete in accordance with Affiant's best first hand knowledge and understanding, admissible as evidence, and if called upon as a witness. Affiant will testify to their veracity.
4.I have, in Good Faith, determined the facts stated herein as being true, correct, complete, and not meant to mislead.
By signing this Affidavit of Public Notice before a Notary
Public as an authentic act, do hereby claim and declare:

In Good Faith, I hereby and herein declare and proclaim the following with clean hands at arm's length:
Equality is Paramount and Mandatory by Law, and Affiant is not a Corporation, and Affiant is not a Fiction or Artificial entity, and Affiant is a real "Flesh and Blood man", and

Constitutions have jurisdiction over the Governments they create; fictional entities (Corporations) are inferior to the Governments who have jurisdiction over them, and

The agents of Government are the TRUSTEES for the Grantor/Beneficiary, and

The united states of america is a common law jurisdiction, and
Equality before the law is paramount and mandatory, and

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


A statute is defined as a legislated rule of society which has been given only the force of law, and

A society is defined as a number of people joined by mutual consent to deliberate, determine and act under a common goal, and

The only form of government recognized as lawful in the united States of America is a representative one, and Representation requires mutual consent, and

In the absence of mutual consent, neither representation nor governance can exist, and

People in the united States of America have a right to revoke or deny consent to be represented and thus governed, and if anyone does revoke or deny consent, they then may exist free of government control and statutory restraints, and a "sovereign,, is one who has lawfully revoked consent and exists free of statutory restrictions, obligations, and limitations, and
A citizen numbered by or issued/assigned a Social Security Number (SSN) is in fact presumed to be an "employee" of the federal government and thus bound by the statutes created by and within Federal/State government jurisdiction(s), and

Upon proper Notice, claim of right, and express intent, a sovereign may disavow this employee presumption in fact, with prejudice, and without waiver or forfeiture of privilege or benefit accrued, and

The lawful filing of IRS form SSA-521/1099-C or others, respectively, and if properly filed, abandons the citizen's Social Security (SS) Number, waives the SS retirement/disability benefit and forfeits the associated indebtedness owed the citizen by the U.S. Government as may be reported on IRS form(s) SSA-7050 or others.

Part I.

Acceptance of Oath of President of the United States

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Know all men by these presents that I, Annie Lee
Cloird, a sovereign only under Yahawah Bahashim Ha
Maschiach Yahawashi,(The Most High God) hereby accept the Article
II, Section 1, Clause 8, Oath of the President of the
United States in which he stated: "I do solemnly swear
(or affirm) that I will faithfully execute the Office of the President of the United States and will to the best of my ability, preserve, protect and defend the Constitution of the United States." I accept the President's Oath as an offer to me made in good faith and I respectfully demand that he work for my benefit.
I accept the President' s position as executive
Trustee and publicly declare him to be my executive
Trustee in regard to each trust mentioned herein. I accept my position as Beneficiary of these several trust.
I recognize that the Constitution creates a trust between the United States and the People, as in "to acknowledge or take notice of in some definite way", I recognize the President of the United States as executive Trustee of the trust created by the Constitution. I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by the Constitution. I hereby claim all equitable title and interest available to me as a Beneficiary of this trust. As a Beneficiary of this trust, I recognize that the United States citizen that I represent is a priority stockholder in the corporate United States and through that citizen I have first and foremost position in equity in the United States, and a right to various distributions from that trust. I recognize that in 1933 President Franklin D. Roosevelt created another trust between the United States and the People. I recognize the President of the United States as executive
Trustee of the trust created by President Roosevelt in 1933.
I hereby publicly acknowledge and accept my position as a Beneficiary of the trust created by President Roosevelt in 1933.
As a Beneficiary of this trust, I recognize the United States citizen I represent is a priority stockholder in the corporate
United States, and therefore, I have first and foremost position in equity and a right to various distributions from that trust.
Affiant recognizes the proprietary antecedent

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


claim(s) derived
from or on the basis of these preexisting contracts.

Beneficiary Rights/ Right to Accept for Value

As a Beneficiary of the several trusts created by the Constitution and by President Roosevelt, I, hereby claim my right to accept for value any instrument(s) issued for value. See: Title 31 Subtitle IV Chapter 51 Subchapter II Sec. 5118 Gold clauses and consent to sue. Also that. Legal Tender, under the Uniform Commercial Code (U.C.C.),
Section 1-201 (24) (Official Comment) "The referenced Official Comment notes that the definition of money is not limited to legal tender, under the U.C.C.. The test adopted is that of sanction of government, whether by authorization before issue or adoption afterward, which recognizes the circulating medium as a part of the official currency of that government. The narrow view that money is limited to legal tender is rejected."

Declarations

Declaration 1. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue Debt
Instruments privately with Original Issue Discount
(OID) 26 CFR 1.1275-1(g) and 1.1275-3; and may not
avail herself of the following: The Documenting of The Evidence of Withholding of Federal Income Tax
Federal Reserve Act of 1913 §16, 26 USC 3123 The
Reporting of a Change in Filing Method 26 CFR 1.671-5,
1.1271-1.1275 ' The Recognizing of The Arrangement of
The Non Mortgage Widely Held Fixed Investment Trust
(NMWHFIT) Internal Revenue Bulletin 2208-40, Notice
2008-77 • The Presenting of Evidence of a Non-adverse party 26 USC 672 • The Declaring of Trust Interest
Holder (TIH) Status and The Acting as a
middleman/nominee General Instruction For Forms 1099,
1098, 5498, and W-2G ' The Accruing of Interest and the Dividends in Certain Hypothecation Scenarios
Federal Reserve, 1961, Modern Money Mechanics;
Instructions for Form 1099-DJv, 1099-JNTIOID • The
Reporting Under Safe Harbor Rules (26 CFR 1.671-5)
The Producing of a Natural Fungible Agricultural
Commodity Within a NMWHFIT 7 CFR la & 6; Chapter 9,

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879



Subchapter II, Part A, 191; USDA Packers & Stockyards
The Certifying of Warehouse 7 USC Chapter JO, USDA
P&SP The Exhaustion of Administrative Remedies 26
CFR 301.7430 1 The Bonding of the Public Servant for the Forwarding of all bonds to the United States
Treasury and to stay in honor as successor. 18 US Code
2071, 2073, 2075, and 2016, and Declarant/Affiant believes no such evidence exists.
Declaration 2. Declarant/Affiant has no record or evidence that Declarant/Affiant may not issue a Bill of Exchange as described in January 1, 2010, Internal
Revenue Service Manual 3.8.45.4.10.1, and
Declarant/Affiant believes no such evidence exists.
Declaration 3. Declarant/Affiant has no record or evidence that Declarant/Affiant may not and should not employ the following: The Reporting of Violations
Through The Identification of Terrorist Acts and
Piracy In Commerce The Patriot Act 2001 Subtitle A invoking 31 USC 5318, Evidencing the Special Maritime
Jurisdiction Title 9 subsection 1, Title 1 subesction 3, Providing Remedy For Plunder of Distressed Vessel 18 USC 1658 The
Qualifying under Special Title as Federal Agency 5
USC 105, 5 USC 551 subsection l The Contracting as an Officer
The Acceptability of Individual Surety, FAR 28.203,
28.201 The Accepting of the Default Offer by The
Public Servant's Bonded Confession through Tacit
Agreement FAR. 52.228-U(a)  The Stipulating of
Forfeiture Proceedings and Audits By Inspector General
FAR Part 42, 7 USC 56, and Declarant/Affiant believes no such evidence exists.

Declaration 4. Declarant/ Affiant has no record or evidence that she cannot conduct her coinmercial activities, private and public, under the Uniform
Commercial Code (U.C.C.), and Declarant/Affiant believes no such evidence exists.

Declaration 5. Declarant/Affiant has no record or evidence that Annie-Lee Cloird, Annie Lee Cloird,
Annie L. Cloird or Annie Cloird is not a 26 CFR Subtitle A,
Chap 1 Subchapter J, Part 1 Subpart E, Section 672 (b) non-adverse party, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879

Declaration 6 Declarant/Affiant has no record or evidence that on Nativity date August 06, 1952
Declarant/ Affiant's mother, unknowingly acting as agent/informant for Annie Lee Cloird, did not grant the State, corporation known as STATE of ARKANSAS, INC., a name and birth for documentations, and form a corpus resulting in a certain WHFIT (Widely Held Fixed
Investment Trust) as defined in section 26CFR 7701 (a)
(30) (e) and did not become a corpus in fact from the granting by Declarant/Affiant believes no such evidence exists.
Declaration 7. Declarant/Affiant has no record or evidence that ANNIE LEE CLOIRD (ANNIE CLOIRD) WHFIT EIN
43-2967879 did not become a United States person under 26 CFR 7701 (a) (30) (e) and did not become a corpus in fact from the granting by Declarant/Affiant believes no such evidence exist..
Declaration 8. Declarant/Affiant has no record or evidence of ever voluntarily submitting to any condition of involuntary servitude and/or slavery, and because involuntary servitude has been abolished, and being one of those several rights public servants are sworn and obligated to protect, the undersigned, pursuant to her right(s), is not compelled to be a part of a corporation, church or political State and Declarant/Affiant believes no such evidence exists.
Declaration 9. Declarant/Affiant has no record or evidence that a Trust Interest Holder (TIH) is not a Grantor^ co-Trustee or co-Beneficiary holding at least one Interest, including but not limited to that of middleman, in the Trust(s) as it applies per IRS
General Instructions for IRS forms 1098/1099/5498 and
W2G, and Declarant/Affiant believes no such evidence exists.
Declaration 10. Declarant/Affiant has no record or evidence that any outside approval is needed for the Grantor to appoint, by will or Notice, the income of the Trust(s) as per 26 CFR Subtitle A, Chap 1
Subchapter J, Part 1 Subpart E, Section 674 (b) (3), and
Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Declaration 11. Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an equitable Interest in the cestui que trust established by the application for, and the resulting issuance of, a Social Security number, and in addition an Interest in the foreign situs trust as evidenced by the birth certificate being on file as a registered United
States security in the possession of the Depository
Trust Company in New York City, and Declarant/Affiant believes no such evidence exists.
Declaration 12. Declarant/Affiant has no record or evidence that Declarant/Affiant cannot express the trusts mentioned, and, as Grantor, modify/change the terms of said trusts to include a provision that payment may be directed from the above-described
WHFIT, and Declarant/Affiant believes no such evidence exists.
Declaration 13. Declarant/Affiant has no record or evidence that Declarant/Affiant as Grantor/
Beneficiary, cannot direct the Court(s) and/or
Internal Revenue Service agent(s) to settle, or assist in settling, any account(s) and provide details/instructions as to the proper preparation and submittal of the documentation and paperwork required for settlement/closure and/or recoupment of "funds" to Declarant/ Affiant's benefit, and Declarant/Affiant believes no such evidence exists.
Declaration 14. Declarant/Affiant has no record or evidence that Declarant/Affiant's prior approval is not required to access the referenced WHFIT account/funds, and that government/commercial agents acting without approval are liable and can personally incur charges for Title 18 violations, and Declarant/Affiant believes no such evidence exists.
Declaration 15. Declarant/Affiant has no record or evidence that Declarant/Affiant is not a sovereign
Settlor expressing the cestui que trust, and may not modify the indemnitor/rules name Charles P. Rettig d/b/a The Commissioner of Internal Revenue and/or successors and assigns as co-Trustee(s) to settle the Declarant/Affiant' s/Beneficiary' s debts, dollar for dollar, within then days of receiving notice of the debt; additionally to monitor the three credit rating

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


companies so as to cause the correction and removal of negative items from reporting records and settle all civil and criminal court case debts in the name of same with private funds or credit(s) drawn from the referenced WHFIT, and Declarant/Affiant believes no such evidence exists.

Declaration.16. Declarant/Affiant has no record or evidence that Declarant/Affiant, and/or her offspring and/or siblings, are not to be protected from any harm, loss of property and/or loss of liberty, by action or deep, by "individuals" acting as agents or Representatives of" corporation(s)", as well as the municipalities, agencies, and offices commonly known as "government," and Declarant/Affiant believes no such evidence exists.

Declaration 17. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Merrick
Garland d/b/a United States Attorney General, and/or successors and assigns, as co-Trustees to enter the herein named Beneficiary/corporate person into the National Criminal Information Search database and the local state CIS database to be identified/reported as to "do not detain." And that Declarant/Affiant, offspring and/or siblings are not free to travel in their private, not-for-hire, non-commercial road

Declaration 18. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Gary
Gensler d/b/a Chairman of the Securities and Exchange
Commission, and/or successors and assigns, as co-
Trustees to retrieve all bonds issued on/for the Declarant/ Affiant, or under the Declarant/Affiant's name and or "employer identification number", and make the funds retrieved available for disbursement at Declarant' s/Affiant' s discretion , and Declarant/Affiant believes no such evidence exists.

Declaration 19. Declarant/Affiant has no record or evidence that Declarant/Affiant may not name Antony
Blinken d/b/a United States Secretary of State, and/or successors and assigns, as co-Trustee to provide to Declarant/Affiant, and/or her offspring and/or siblings' diplomatic immunity and an American National
Passport for identification, travel and locomotion

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


purpose and Declarant/Affiant believes no such evidence exists.

Passport or Identification, travel and locomotion purposes, and Declarant/Affiant believes no such evidence exists.

Declaration 20. Declarant/Affiant has no record or evidence that banks and other vendors that have used
Declarant's/Affiant's private property, i.e.
signature/autograph for unjust enrichment, will not return every "payment" and/or "dividend(s)" plus interest accrued, for the past 26 years upon demand via Original Issue Discount or by other proper filing of IRS form(s) as instructed by the IRS in Title 26, and Declarant/ Affiant believes no such evidence exists.
Declaration 21. Declarant/Affiant has no record or evidence that Declarant/Affiant may not direct a disbursement/ payment, by simple signature of acceptance (Acceptance for Value), Banker's Acceptance or Bill of Exchange for balance owed on any incurred, existing or newly established obligation , presentment or debt, in accordance with Title 26, Section 674
(b) (5) (b) and Internal Revenue Service Manual
3.8.45.4.10.1, dated January 1, 2010, to settle any and all controversy or claim from or before the agency in accordance with Declaration 5 above, and Declarant/Affiant believes no such evidence exists.

Declaration 22. Declarant/Affiant has no record or evidence that Declarant/Affiant may not, in any fashion or manner, use the income and credit available in the designated Trust (s) to discharge or offset debt for acquisitions of consumer goods, real property or other purchases by the proper filing of IRS form(s) 1099 series or others, or authentic instruments as required or permitted, and Declarant/Affiant believes no such evidence exists .
Declaration 23. Declarant/Affiant has no record or evidence that the following cites regarding Federal
Reserve notes are not true, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


That the "giving a (federal reserve) note does not constitute payment." See Eckhart v. Commr. 1.R.S., 42
F2d 158 (1930). "Checks, drafts, money orders, and bank notes are not lawful money of the United States, State v. Neilon, 43 Ore. 168 (1903).

That the use of a (federal reserve) 'Note' is only a promise to pay.
See Fidelity Saving's v. Grimes, 156 Kan. 55
(1942) .

That the use of a (federal reserve) 'Note' is only a promise to pay. See Fidelity Savings v. Grimes, supra. That Legal Tender (federal reserve) Notes are not good and lawful money of the United States. See
Rains v State, 143 Tenn. I 68 (1920).

That (federal reserve) Notes do not operate as payment in the absence of an agreement that they shall constitute payment. See Blackshear Mfg. Co. v Harrell,
191 Ga. 433 (1940).

Also, Federal Reserve Notes are valueless. See IRS
Codes Section 1.1001-1 (4657) C.C.H.

Declaration 24. Declarant/Affiant has no record or evidence that Declarant/Affiant does not have an Unrestricted Claim of Right per Title 26 Section 1341 of the 1939 code, and Declarant/Affiant believes no such evidence exists.

Declaration 25. Declarant/Affiant has no record or evidence that denying or impeding any acquisition mechanism properly executed by the Declarant/Affiant or any right to draw upon her claim and Interest in the Gold reserves at value, held by the Treasury of the United States, and her deficiency payment caused by the WAR AND EMERGENCY ACT (Executive Order(s) 2039 and 2040), under public policy (private law) of the "New Deal" Cheap Food Policy (and others), is not a direct violation of the Constitution for the united
States of America, seventeen-hundred and eighty-seven
A.D., and Declarant/Affiant believes no such evidence exists.

Declaration 26. Declarant/Affiant has no record or evidence that a Title 26 defined form of acquisition, secured by accounts receivable on Deposit with the

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Treasury for nonpayment by the United States
Treasury, and for the purpose of discharging payment in like kind, debt-for-debt, is not the only means by which Declarant/Affiant has of discharging the debt placed on him by the UNITED STATES (and "its'" subsidiaries), and Declarant/Affiant believes no such evidence exists.

Declaration 27. Declarant/Affiant has no evidence or record that this Notice and the filing of Internal
Revenue Service form(s) including but not limited to 1099-A, 1099-B, 1099-01D, 1099-DIV, and/or I 099-1NT does not constitute a discharge under the UNITED STATES, INC. bankruptcy and insolvency , said discharge being the only means Declarant/Affiant has of discharging the public debt placed on Declarant/Affiant by the UNITED STATES, INC. through
Executive Order(s) 2039 and 2040 of March 6, 1933 and
March 9, 1933, and Declarant/Affiant believes no such evidence exists.

Declaration 28. Declarant/Affiant has no record or evidence that the ANNIE LEE CLOIRD (ANNIE CLOIRD) WHIFT is precluded in Sections 1.1271 through Sections
1.1275 of Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 29. Declarant/Affiant has no record or evidence that the instructions on how to report a private issue debt instrument with OID do not exist in Regulation 1.1271 through 1.1275 of Title 26, and
Declarant/Affiant believes no such evidence exists.

Declaration 30. Declarant/Affiant has no record or evidence that Declarant/Affiant is not designated as the beneficial owner of the trust bearing her birth name in all capital letters; as defined in Subpart E, part I, subchapter .J, chapter 1 of the Code, and Declarant/Affiant believes no such evidence exists.

Declaration 31. Declarant/Affiant has no record or evidence that the ANNIE LEE CLOIRD (ANNIE CLOIRD) WHFIT is not an investment trust as defined in subsection 301.7701
4(c), and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Declaration 32. Declarant/Affiant has no record or evidence that the ANNIE LEE CLOIRD (ANNIE CLOIRD) WHFIT is not an investment trust, or that Annie Lee Cloird, the woman is not a beneficial Owner and a Trust Interest
Holder, in the ANNIE LEE CLOIRD (ANNIE CLOIRD) WHFIT as defined in paragraph (b) (20) of part 3, Title 26 subsection
1.671-5, and Declarant/Affiant believes no such evidence exists.

Declaration 33. Declarant/Affiant has no record or evidence that Declarations 5, 6 and 7 of this Notice do not comprise a complete definition of what a Widely
Held Fixed Investment Trust is considered and accepted to be by the Internal Revenue Service Regulation
1.671-5(b) (22), and Declarant/Affiant believes no such evidence exists.

Declaration 34. Declarant/Affiant has no record or evidence that Regulation Part 1.671-5 does not make provisions for non-pro rata reporting in (D), sales of trust interest on a secondary market in (G), Reporting
Redemptions in (F), and Reporting OID under safe harbor in (vii) of Title 26, and Declarant/Affiant believes no such evidence exists.

Declaration 35. Declarant/Affiant has no record or evidence that a United States person/Person who is a Widely Held Fixed Investment Trust is not required to do all reporting on IRS form(s) 1099 or others as required per the regulations per ms Publication
Catalog No. 27978B and No.6417lA, and No.
27980N, and Declarant/Affiant believes no such evidence exists.

Declaration 36. Declarant/Affiant has no record or evidence that both Annie-Lee: Cloird and her corporate/ trust identity, ANNIE LEE CLOIRD (ANNIE
CLOIRD) WHFIT are not both entities considered, Grantors, Trustees , beneficial owner(s), co-Trustees, co-Beneficiaries, middlemen and/or nominees in the various trust relationships, at different times, sustained in commerce, with the United States, on a daily basis, and Declarant/Affiant believes no such evidence exists.

Declaration 37. Declarant/Affiant has no record or evidence that IRS form(s) 1099 or others as required do not bring all aspects of commercial transactions to

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


light, which is ordered for by The Patriot Act, Subtitle A, and Declarant/Affiant believes no such evidence exists.

Declaration 38. Declarant/Affiant has no record or evidence that IRS form(s) 1099-1NT or others as required may not be used interchangeably with IRS form(s) I 099-01D or others as required in certain cases as per Internal Revenue Service catalog No.
27980N, Instructions for Forms 1099-1NT and 1099-01D, and Declarant/Affiant believes no such evidence exists.

Declaration 39. Declarant/Affiant has no record or evidence that an Original Issue Discount (OID) and private debt instruments are not valid under Regulations 1.1271-1, 1.1271-2, 1.1272-2, 1.1271-3, through 1.1275, and Declarant/Affiant believes no such evidence exists.

Declaration 40. Declarant/Affiant has no record or evidence that a private debt instrument does not also include a private money order or Bill of Exchange, and Declarant/Affiant believes no such evidence exists.

Declaration 41. Declarant/Affiant has no record or evidence that a Dividend from the monetization of a signature or an instrument is not reportable as per Internal Revenue Service catalog No. 27978B
Instructions for Form 1099-DIV, and Declarant/Affiant believes no such evidence exists.

Declaration 42. Declarant/Affiant has no record or evidence that subsection 662 of US Code Title 26 does not require the reporting of distributed corpus or income accumulating in a Widely Held Fixed Investment Trust, and Declarant/Affiant believes no such evidence exists.

Declaration 43. Declarant/Affiant has no record or evidence that Declarant/Affiant is not part of a "national banking association," i.e., an association of nationwide private, unincorporated People engaged in the business of banking to issue notes against obligations of the United States due them;
whose property and labor has been hypothecated as surety for the public debt, the U.S. Government's debt

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


and currency, by legal definitions, and
Declarant/Affiant believes no such evidence exists.

Declaration 44. Declarant/Affiant has no record or evidence that Declarant/Affiant is not able to tender private debt instruments for settlement of an "Obligation of THE UNITED STATES," under Title 18 USC
Section 8, representing as the definition provides a "certificate of indebtedness .. . drawn upon an authorized officer of the United States," for example, the Secretary of the Treasury, " and "issued under an Act of Congress" (in this instance: public law 73-10, HJR-192 of 1933 and Title 31 USC 3 I 23, and 31 USC
5103) and by treaty (for example, the UNITED NATIONS
CONVENTION ON INTERNATIONAL BILLS OF EXCHANGE AND
INTERNATIONAL PROMISSORY NOTES (UNCITRAL) and the
Universal Postal Union headquartered in Bern,
Switzerland, and Declarant/Affiant believes no such evidence exists .

Declaration 45. Declarant/Affiant has no record or evidence that the International Bill of Exchange or International Promissory Note, under UNCITRAL, are not legal tender as national bank notes, or notes of a National Banking Association, by legal and/or statutory definition (UCC 4-105, 12 CFR Sec. 229.2 (e),
210.29(d) and 12 USC 1813), issued under Authority of the United States Code 31 USC 392 and 5103, which officially define this as a statutory legal tender obligation of THE UNITED STATES, and is issued in accordance with 31 USC 3123 and HJR-192 (1933), which establish and provide for its issuance as "Public
Policy" in remedy for discharge of equity interest recovery on that portion of the public debt to its Principals and Sureties, bearing the obligation of THE
UNITED STATES, and Declarant/Affiant believes no such evidence exists.

Declaration 46. Declarant/Affiant bas no record or evidence that the referenced WHFIT is not an "Executive Agency" per 5 U.S.C. subsection 105, and Declarant/Affiant believes no such evidence exists.

Declaration 47. Declarant/Affiant has no record or evidence that the referenced WHFIT is not an "agency", per 5 U.S.C. subsection 551, and Declarant/Affiant believes no such evidence exists.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798            ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879

Declaration 48. Declarant/Affiant has no record or evidence that Declarant/Affiant is not a CFR 48,
Section 53.201-1, Subpart 1.6, Warranted Contracting
Officer, and Declarant/Affiant believes no such evidence exists.

Declaration 49. Declarant/Affiant has no record or evidence that Declarant/Affiant should not immediately be issued a permanent and valid debit card, without further request or action, or be provided access to authoritative instructions or assistance to properly submit or file the required form(s) or instrument(s) necessary to clear and process the issuance of the debit card, or provide The Financial Management
Services (FMS) US Debit Card or its equivalent, as currently available, issued for the account of Annie
Lee Cloird as Grantor/Beneficiary of the ANNIE
LEE CLOIRD WHFIT with a minimum daily available balance of (Unlimited ) Unlimited U.S. Dollars, and
Declarant/Affiant believes no such evidence exists.
Said debit card, with any applicable P.I.N. number shall be issued without delay in processing/delivery to Annie Lee Cloird at 2922 Tatum Street Little Rock,
Arkansas Republic near (72204] Time is of the essences no later than ten days from receipt of this notice.

MATTERS OF INTEREST

Involuntary Use. I am forced involuntarily to use U.S.
funds such as Federal Reserve Bank/System notes, commercial liability instruments and electronic liability transactions as part of a scheme to compel the principals to impart artificial commodity value to the liability evidenced thereon, on the authority of Macleod v. Hoover,; No. 26395, S. Ct. (La.), 105 So.
305 (1925). That court citing U.S. Bank v. Bank of
Georgia, 23 U.S. 333 (1825) and Public Law 97-248
(1982).

Legal Tender No Longer Required. In light of the
holding of Guaranty Trust Co. v. Henwood, 307 U.S. 247
(1939), take notice of...... "As of October 27, 1977,
legal tender for discharge of debt is no longer required. That is because legal tender is not in

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798            ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


circulation at par with promises to pay credit
"Baltimore and Ohio R.R. v. State 36 Md. 519 (1872).
There can be no requirement of repayment in legal tender either, since legal tender was not loaned, nor in circulation and repayment, or payment, and need only be made in equivalent kind; a negotiable instrument."

UCC 3-603 Clarification. "If tender of payment of an obligation to pay an instrument is made to a person entitled to enforce the instrument and the tender is refused, there is discharge, to the extent of the amount of the tender..." and:

OREGON UCC ORS 81.010. "Effect of unaccepted offer in writing to pay or deliver. An offer in writing to pay a particular sum of money or to deliver a written instrument or specific personal property is, if not accepted, equivalent to the actual production and tender of the money, instrument or property." (This statute operates in other states via the rule of Pari
Materia.)
ARKANSAS UCC 4-1-301. Commercial paper

WHEREFORE: Affiant can only discharge such debt/liability due to the fact that the STATE OF
ARKANSAS removed the constitutional money that was to circulate within the State of Arkansas whereby the undersigned could "pay debts by law" and the undersigned herein has been stopped in law from paying debts "at law". Since the STATE OF ARKANSAS is a federal unit," it would be a violation of commercial 'due process' or fraud" to bar the undersigned from accessing the remedy provided by Congress to discharge debts (liabilities) 'dollar for dollar'. Dyett v. Turner, Warden, Utah State, 20 Utah
2d 403 (1996:

U.S. Citizen as Surety
I recognize that the U.S. citizen presented is a legal fiction. I also recognize that it is a surety for the United States. As one of the People, a Beneficiary of the several trust(s) created by the Constitution, so declared in the Declaration of Independence, another constitution, and by President Franklin D. Roosevelt in 1933, the U.S. citizen is a surety and I recognize

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


that I can use my prepaid trust account to "discharge" instruments received when issued and transferred to me for value.

Birth Certificate

I recognize the following statements as true on the public side about my birth certificate:

1. The birth certificate is a result of the President's Oath;

2. As a result of the President's Oath, my birth certificate is evidence of the obligation the United States owes to me;

3. The birth certificate represents value and is evidence of a pledge by a U.S. citizen to be a surety for the United States;

4. The birth certificate is security for the pledge of allegiance to the United States and its statutes, made by the U.S. citizen;

5. The birth certificate is a security interest in the labor of the U.S. citizen the certificate represents, based on the U.S. citizen's pledge to the United States;

6. The United States has an antecedent claim against the U.S. citizen's labor through the pre-existing contract (pledge).

7. Provides use of exemptions, as in an Accepted for Value process, for deposits/offsets of statements, offers, presentments, bills, tax bills or an IRS voucher through the private side.

I recognize the following statements as true on the private side in relation to my birth certificate:

1. The birth certificate is a receipt;

2. The birth certificate is evidence of a promise made by the President to the People;

3. The birth certificate is security for the promise of distributions from the trust to me as Beneficiary;

4. The birth certificate is a security interest in distribution from the trusts established by the Declaration of Independence, the Constitution and by President Franklin D. Roosevelt in 1933;

5. The birth certificate is a remedy that represents an antecedent claim I have against the United States;

6. The birth certificate is evidence of a pre-existing

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


contract;
7. The birth certificate represents the prepaid account
I have available for offsets.

Special Notice to the Federal Reserve-Instruments
Issued for and by the US
I recognize that when the United States
issues/presents an instrument or claim "for value" the actual objective is to "get value" or "to get consideration" to settle or correct an account, controversy or claim.

Acceptance for Value Synopsis
I recognize that when I accept for 'value' any instrument presented to me, I accept whatever consideration the United States has offered me as evidence of an obligation it has to me as a Beneficiary, and I accept whatever consideration is offered on the instrument transferred to me through the U.S. citizen that I represent.
When I accept for value an instrument presented to me by the United States or subsidiaries, in any capacity, I may use a distribution from the trust(s) account(s) to discharge or offset, as appropriate, the instrument via my prepaid account(s). I recognize acceptance of the instrument for value results in a distribution from one or more of the several trusts described herein.
By accepting such an instrument for value and returning it for value, 1 can close the account on behalf of the U.S. citizen I represent. In this way, I fulfill the U.S. citizen's legal duty and obligation to discharge the bill and my moral duty to close the account, if appropriate. When I accept an instrument for value and return it for settlement and closure of the account with the Secretary of the Treasury or the IRS, this provides the "payment'' to balance the books and close or settle the account or controversy.

And I recognize that I may process International Bills of Exchange and Money Orders:
Department of Treasury
Office of Executive Secretary
1500 Pennsylvania Avenue, NW
room...3413 Washington, D.C. 20220

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


To discharge/offset the debt account(s) of Annie
Lee Cloird through the U.S. Treasury
I also recognize that I may issue Bills of Exchange in accordance with Internal Revenue Service Manual
Section 3.8.45.4.10. 1 (01-01-2010), such instruments
issued are in a self-constructed manner format until such time as the IRS designates a specific uniform format.

Endorsement Language for Checks Made Payable to the
U.S. Citizen that I Represent
I, recognize when I endorse a check made payable to the U.S. citizen that I represent, the way it is endorsed determines if the negotiation of the check will be a taxable event to the endorser, or not. I recognize by endorsing a check with a qualified endorsement indicating that the check is exchanged for credit on account or is exchanged for Federal Reserve
Notes with no redeemable value, according to Title
12 USC Chapter 3 Subchapter XII subsection 411 , I can control whether or not negotiation of the check will be a taxable event to the endorser. Such an endorsement might be:
Deposited as credit on account or exchanged for Federal Reserve Notes with no redeemable value.
Or
Deposited as credit on account or exchanged for Federal Reserve Notes pursuant to 12 USC 411 as amended .

I understand that this important amendment is the one that removed the "redeem-ability" from the statute.
I recognize that if I am working for an employer and the U.S. citizen that I represent is being paid as an employee, and if I properly endorse every check made payable to the U.S. citizen that I represent so negotiation of the check is NOT a taxable event as described he re in, then all interested parties agree that the U.S. citizen that I represent would and should file a W-4 with "Exempt" status.

INTERNATIONAL BILLS OF EXCHANGE
Declarant/Affiant has no record or evidence that Declarant/ Affiant cannot directly issue International
Bills of Exchange as long as they are properly drafted

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 34-0271828


within the published guidelines of the Uncitral
Convention on International Bills of Exchange and
International Promissory Notes, (1988), and
Declarant/Affiant believes no such evidence exists.

Conclusion

As indicated, the thirty (30) day notice to rebut is in effect. All recipients of this Affidavit of Public
Notice are bonded by statutes, executive orders and, acts and codes that invoke the civil remedy in the several states, the United States, The United
Kingdom, United Nations and Rome to perform their duties of office or position or face charges that will result in one or more of the following: UCC 9
Agricultural Lien, Maritime Lien, Federal Tort Claim,
Arrest of Bond, Title 18 Violation Investigation, Tax
Fraud Investigation, and/or Patriot Act , Subtitle A,
Money Laundering Investigation.
No commercial harm can come to a Trustee/recipient receiving this Notice and Claim who acts in honor. By accepting the terms of this agreement, you risk no harm to yourself, your corporation, your office or your agency. The Affiant holds no malice and wishes you no harm or injustice. By pelforming as to the statutes and tenets listed herein, you avoid malfeasance and bring honor to all parties, your position, yourself, this contract, and to all claims/accounts that you treat in accordance with the statements herein.

Void Where Prohibited By Law

I, Cloird, Annie-Lee, Beneficiary, the living woman on the private side, represent ANNIE LEE CLOIRD WHFIT the U.S. citizen on the public side.


Cloird, Annie-Lee/,Authorized Representative
Signature U.C.C. 1-207/308 c/o ANNIE LEE CLOIRD WHFIT
Ens Legis

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Part II.

Notice of Understanding, Intent and Claim of Right
I hereby present recipients with Notice of Understanding, Intent and Claim of Right to avoid potential confusion or conflict, to maintain my honor and, ensure clarity between all government agents/agencies and myself.
Peacefully, I desire to avoid conflict and to live lawfully with maximum freedom. I continue to study the history of the united States of America and its legal system. Common understandings and observations lead to certain conclusions. After reading various Acts and Statutes, exploring the usage of language therein, I now know that "lawful" and "legal" are two different words with distinct definitions.
It also appears that Acts and Statutes in the United
States, Inc. are only contracts based in/on commerce.
Therefore, I now Notice the various government officials, authorities and agents named herein and seek confirmation, correction or denial by recipients.
Response is required, as described herein, within thirty (30) days of receipt of this Notice in writing, in care of the Notary Public, noted below, by registered mail. Provide proof of your claim under oath or attestation, under your full commercial liability and under penalty of perjury pursuant to 28
U.S.C. Section 1746. A failure to respond will be assumed to be full agreement with my understanding of matters contained within this Notice. Any response shall be on a point-by-point basis and shall contain proof of a mistake or error in my understanding or else my understanding shall stand as true, correct and permanent unless revoked or modified.
Failure to dispute the claims herein as required above will result in default, default creates acceptance and acceptance creates permanent, in-evocable estoppel.
Now specifically, in the United States, I understand that both a common law and a statutory law tradition exist. I also understand that a statute is a legislated rule of a society, which has the force of law upon members of that society, that society is defined as a fictional legal entity, such as a corporation, person or citizen of United States, Inc.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


I also understand that the United States
Government/subsidiaries are NOT a nation entity occupying a certain geographical location but merely a corporation with de facto authority by action and practice. This corporation can only make corporate/contract law, which has the force of law only upon its consenting members.
From my research, the "law of the land" is the peaceful common law, which is not influenced by Acts and Statutes. Under common law, the rights, freedoms and duties of private individuals have Jong been established, and, unlike statute law, common law has had a progression toward more freedom and personal responsibility rather than less. Among the rights and freedoms understood by common law are such things as the rights to life, liberty, the pursuit of happiness, property and use thereof, privacy, peace, to travel freely, contract and commit commerce and trade in public and private without harassment, intimidation or restriction of/by "license".
The obligations and duties of those living under common law are essentially to ensure that one does not infringe or allow others to infringe upon those inalienable and unalienable rights and freedoms. I have also learned that the rights of a free spiritual being cannot be lawfully limited without consent, as that would imply involuntary servitude.

Rights are not bestowed upon one by another, unless the first gives consent or the first is the lawful property of the second. The vely nature of the concept of consent is that it can only exist among equals with full disclosure and without coercion or duress. I do not recall ever being sold or purchased as a slave nor do I recall giving my free consent to be governed or represented by any governmental agent, agency or authority, although at times I have been deceived and intimidated into submission.

These various rights and freedoms are self-evident and unalienable to just "be". For lawful representation to exist there must be mutual consent, which may be revoked/rescinded for any reason, depending on the nature of a specific contract between the two parties.
I hereby notify recipients and any other interested parties that I revoke and rescind my consent to be governed by corporate entities in their legal or

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


artificial capacity with which I have no conscionable contract. I declare that I am not a corporation, an insurer, or the legal representative of a decedent nor an infant or an incompetent.
I, Annie Lee Cloird, a sovereign, only under the Authority of Ha Mashyach Yahowashi a Free-Born Man of the Soil,

Acting peacefully and civilized within community standards, I strive and aspire to exist free from violent aggression or injury, reject wrongful acts and prosecutions endured or imposed, and I seek quiet enjoyment of all my right(s), Interest(s) and property, both tangible and intangible, and declare, for and on the record:

Any activity for which one must apply and receive a license or permit must itself be a fundamentally statutory or State-sanctioned activity contrary to a sovereign's right(s) and Interests, and

As I am a sovereign and not a child; I operate with full responsibility. I do not see need, nor can [ be required, to ask permission to engage in lawful and peaceful activities, especially from those entities who claim limited liability, and

A by-law is defined as a rule of a corporation, and Corporations are legal fictions requiring valid contracts in order to claim authority or control over their employees and other parties alleged, and

Legal fictions lack a soul and cannot exert control over those who are thus blessed and operate with respect to that knowledge, as only a fool would allow soulless fictions to dictate one's actions, and I have a right to my property without having to pay for the use or enjoyment of it, and

A summons is merely an "invitation to attend", and those issued by the United States or any of its agencies/subsidiaries create no obligation or dishonor if and when disregarded, or met by "special appearance", and

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879

Peace officers have a duty to distinguish between statutes and law, and those who attempt to enforce statutes against a sovereign are in fact breaking the very law(s) they are sworn to uphold, and Permanent estoppel by default, lawfully bars any peace officer, government agent or prosecutor from bringing charges against a sovereign, under any Act or Statute.

Therefore - Be it now known that I, Annie Lee Cloird, a sovereign, do hereby state clearly, specifically, and unequivocally my intent peacefully and lawfully exist, free of all statutory obligations and/or restrictions, and do retain/maintain all my rights to contract, trade, exchange, barter, communicate and travel.

Furthermore - I claim that these actions are not outside my community's standards, and that I will, in fact and deed, support the collective desire for truth, peace, safety and rights to maximum freedom.

Additionally, I claim the right to engage in these actions and do further claim that all property held by me, in title or equity, is held under claim of right.

Additionally, I claim that anyone who interferes with my lawful, sovereign activities, after having been served this Notice, and who fails to properly dispute these claims or make lawful counterclaim as described herein, is breaking the law and cannot claim as a defense good faith, or color of right or Law. Any such transgression(s) will be subject to the fee schedule included herein and resolved by a properly convened court de jure or a citizens' grand jury.

Additionally, I claim that the Courts in the United
States are de-facto, and are in fact in the profitable business of conducting, witnessing and facilitating the transactions of security interests. I further claim that they require the consent of both parties prior to "providing' any such service(s).

Furthermore, I claim all transactions in the nature of security interests require the consent of both parties. I hereby deny consent to any transaction of a security interest, issuing under any Act; for a sovereign is not subject to any Act.

Furthermore, I claim my Fee Schedule for any transgressions by peace officers, government

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


principals or agents or justice system participants is ($200.00/hour) Two Hundred Dollars per hour, or any portion thereof if being questioned, interrogated or in any way detained, harassed or other attempts of regulation, and, ($2000.00/hour) Two Thousand Dollars per hour, or any poltion thereof, if I am arrested, handcuffed, transported, incarcerated or subjected to any adjudication process without my express written and Notarized consent. All fees may be assessed retroactively from the "initial point of contact", at Declarant's discretion.

Furthermore, I claim the right to use a Notary Public to secure payment of assessments uniform with this Fee
Schedule against any transgressors who, by their actions or omissions, trespass on my interests, me directly or by proxy in any way.

If any singular part of this notice and/or declaration is determined to be Prohibited By Law, or upon introduction or discovery of additional fact or clarification to be in error, deficient or contradictory to the general expressed intent of the main or Lawful intent, the offending clause, word or declaration, in whole or in part, may be modified, amended, deleted or rendered Void for accuracy; at the discretion of the Declarant. The amended clause and all remaining parts continue in full effect and capacity as true and correct without controversy or claim.

Furthermore, I claim the right to convene a proper court de jure or citizens' grand jury to address any potentially criminal actions of any peace officers, government principals or agents or justice system participants who, having been served notice of this claim and fail to dispute or make lawful counterclaim, interfere with my sovereign activities or, by act or omission, my lawful exercise of properly Noticed/ claimed and established rights and freedoms.

Furthermore, I claim the right to address, at a time and location of my choice, any valid counterclaim(s) or dispute(s) publicly, in an open forum by discussion and negotiation, and to capture on audio/video equipment said discussion and negotiation for whatever lawful purpose or use as I see fit.

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


DUTY TO SPEAK

Declarant/Affiant has no record or evidence that the recipients are not parties claiming relationship and office, therefore having the duty to speak, and therefore lawfully respond, and believes no such evidence exists.

Declarant/ Affiant states that parties in receipt of this Notice who wish to dispute or rebut claims of fact and understanding herein, or make counterclaims thereto, must provide rebuttal in written form, point by point, verified by certified documentation and accompanied by copies of lawful evidence. Responses must be signed under oath and or attestation written under the signer's full commercial capacity and signed under penalty of perjury pursuant to 28 U.S.C. Section
1746 stating that the facts contained in your rebuttal are true, correct and not misleading, mere declarations are insufficient. Recipients have the lawful duty and obligation to respond as described herein to the Notary Acceptor, at the address provided below, by registered mail no later than thirty days
(30) days from the date of receipt as attested by a notary certificate of serv ice, PS Form 381 1, or verification by electronic signature.

Non-response/partial response to this Notice is a dishonor and disregard of duty thus establishes acceptance and agreement as fact by default, thus creating a valid and binding contract by tacit approval, silence and acquiescence, establishing a full and complete acceptance of all claims he rein, and creates a permanent and irrevocable estoppel, forever barring future counterclaim(s) contemplating any claim or declaration he rein, under any Statute or Act.

A Notary Public has been used for timely and proper
Notice as a courtesy to prevent injury to recipients.
Such use and that of Names or Titles, Government or Corporate Codes, Statutes, Acts, citations, case rulings or other private corporate regulations is co incidental and does not and shall not be deemed an election to submit to a foreign jurisdiction, under real, imagined or implied consent, or to waive any rights, ownership. Interest, title, claim or defense (s).

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879



Declarant/Affiant expresses all Notice(s), Claim(s),
Averment(s) and Understanding(s) herein to be true, complete and correct to the best of her current knowledge and understanding of the material presented, with full transparency, in Good Faith and without Malice, with the sole purpose and inherent right to correct the record.

Date:28th day of the seventh month of the year 2022

Place of claim of rights 2922 Tatum Street, Little Rock, Arkansas Republic near [72204]
All rights reserved U.C.C. 1-207/308
Declarant/Affiant Signature Authorized /
Representative U.C.C. 1-207/308

Standard Industrial Classification (SIC)     CIK: 0001940137
Investment Trust Company - 6091              CCC:r5h#yanu
Real Estate Investment Trust  6798           ANNIE LEE CLOIRD WHFIT
Asset-Backed Securities 6189                 EIN: 43-2967879


Jurat

State of Arkansas )
) ) ss.
County of Pulaski)

SUBSCRIBED AND AFFIRMED: On this 28th day of

July 2022, before me, Richelle Jones.
Notary Public, personally appeared Cloird, Annie-Lee:
Authorized Representative, known to me (or provided to me on the basis of satisfactory evidence of identification) to be the living man whose name is subscribed on this NOTICE. Witnessed by my hand and official stamp, signed, sealed and delivered by hand drafted by the above-named Party

[SEAL]

                                   Signature: ANNIE LEE CLOIRD WHFIT


Notary Public - Arkansas
Pulaski County                      BY Annie L Cloird UCC 1-207/308
Commission # 12707869               (sponsor, trustee, or custodian)
MyComm. Expires 05/24/2029          BY Authorized Representative
                                   (Name of officer of sponsor, or custodian)

Attest: Richelle S Jones
             (Name)
Notary Public
 (  Title )



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